Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Claude Resources Inc. Announces Third Quarter Results

     <<
     "Gold Production Up 19% Over Third Quarter 2008"

     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, Nov. 6 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") today announced third quarter production results of 14,180 ounces of gold, a 19 percent increase over the 11,962 ounces produced during the third quarter of 2008. For the quarter ended September 30, 2009, the Company recorded a net loss of $0.4 million or $0.00 per share. This compares to a net loss of $1.7 million, or $0.02 per share, for the same period in 2008. Cash flow from mining operations during the third quarter increased to $5.3 million, or $0.05 per share, from $1.6 million, or $0.02 per share, for the same period last year.
     Gold revenue from the Company's Seabee Operation for the quarter
September 30, 2009 increased 17 percent to $12.7 million from the $10.9 million reported in the third quarter of 2008. The increase was a result of constant gold sales volume period over period (Q3 2009 - 12,085 ounces; Q3
2008 - 12,303 ounces) that benefited from an 18 percent increase in the
Canadian dollar gold prices realized: Q3 2009 - $1,051 (US $958); Q3 2008 $888
(US $853).
     Third quarter cash operating costs per ounce decreased to CDN $614 (US
$560) from the CDN $757 (US $727) reported in the comparable period in 2008.
The 19 percent decrease was the result of lower operating expenditures and relatively unchanged gold sales volume.
     During the fourth quarter, the Company announced plans to proceed with a private placement financing of $5.3 million with Mr. Robert Buchan, founder and former Chief Executive Officer of Kinross Gold Corp. and current Executive
Chairman of Allied Nevada Gold Corp. Mr. Buchan will also join the Board of
Directors at Claude. "We are very pleased to have Mr. Buchan as a member of our Board of Directors. His knowledge and experience in our business will add significant value to the Management team and help build shareholder value,"
stated President and CEO, Neil McMillan.

     <<
     -------------------------------------------------------------------------
                                     Three Months ended     Nine Months ended
                                   -------------------------------------------
     Financial Highlights
      (unaudited):                  Sept. 30   Sept. 30   Sept. 30   Sept. 30
                                        2009       2008       2009       2008
     -------------------------------------------------------------------------
     Gold revenue (CDN $ millions)      12.7       10.9       33.3       28.9
     Cash flow from mining
      operations (CDN $ millions)        5.3        1.6       11.3        5.1
     Net loss (CDN $ millions)         ($0.4)     ($1.7)     ($5.3)     ($2.1)
     Loss per share ($) -
      basic and diluted                (0.00)     (0.02)     (0.05)     (0.02)
     Average realized gold price
      (CDN $ per oz./US $ per oz.) 1,051/958    888/853  1,089/931    907/890
     Total cash operating costs
      (CDN $ per oz./US $ per oz.)   614/560    757/727    720/615    747/733
     Working capital ($ millions)       10.3       13.2       10.3       13.2
     -------------------------------------------------------------------------
     >>

     Operations:

     During the quarter ended September 30, 2009, Claude's Seabee Operation milled 70,700 tonnes of ore at a grade of 6.53 grams per tonne (2008 - 57,799 at a grade of 6.77 grams per tonne). During this period, total mine operating expenditures decreased 20 percent to $7.4 million from the $9.3 million reported during the third quarter of 2008. Year to date produced ounces are in line with Management's annual production guidance of 46,000 to 48,000 ounces in 2009.

     Exploration:

     The Company completed the Phase I deep drilling program of the 8 Zone at the end of the third quarter. The program was successful in proving down plunge continuity of the 8 Zone to 450 feet below the 27th level of the mine.
Results from the program include 127.12 grams of gold per tonne over 0.75 metres, 33.39 grams of gold per tonne over 2.49 metres and 25.77 grams of gold per tonne over 7.90 metres. The Company plans on continuing its exploration of the high grade 8 Zone from a 16 level diamond drill chamber in the second half of 2010. In the meantime, the Company will be drilling the prospective Madsen
Mine and 8 Zone Trends from surface.
     Claude's gold exploration efforts at Seabee Deep continue to yield impressive results located near existing infrastructure. Recently released drill results at Seabee Deep included 10.16 grams of gold per tonne over 1.6 metres, 20.13 grams of gold per tonne over 1.3 metres and 8.68 grams of gold per tonne over 4.5 metres and 10.71 grams of gold per tonne over 2.9 metres true width. These intercepts demonstrate grade above the historical average and are in close proximity to existing development and infrastructure.
Additional drill results released during the quarter can be accessed on the
Company's website www.clauderesources.com.

     Outlook:

     Speaking today in Saskatoon, President and Chief Executive Officer Neil
McMillan stated, "The Company is very pleased with the success of the Phase I underground drill program at Madsen. During the remainder of 2009 we will remain focused on defining the surface targets associated with the Madsen Mine and 8 Zone Trends. Furthermore, the Seabee Operation continues to benefit from a positive gold price environment, increasing production, improved operating margins and success with its exploration program."
     During the remainder of 2009, the Company will continue to focus on:

     <<
     -   Advancing the surface exploration program of the prospective Madsen
         Mine and 8 Zone Trends and shaft de-watering at the Company's 100 percent owned Madsen exploration property in the prolific gold camp of Red Lake, Ontario;
     -   Completing a National Instrument 43-101 resource estimate at the
         Madsen Project;
     -   Seabee Deep exploration and development to increase reserves and resources at the Seabee Operation;
     -   Further develop the Santoy 8 satellite deposit and, pending environmental approval and permits, move the project towards commercial production; and
     -   Investing in capital projects and equipment to increase production and lower unit operating costs at the Seabee Operation.
     >>

     Qualified Persons:

     The disclosure of scientific and technical information regarding Claude's exploration and mining properties in this news release were prepared by or under the supervision of the following Qualified Persons for the purpose of
National Instrument 43-101:

     <<
     -------------------------------------------------------------------------
     Qualified Person                                         Properties
     -------------------------------------------------------------------------
     Philip Ng, P.Eng., Vice President Mining Operations      Seabee
     -------------------------------------------------------------------------
     Brian Skanderbeg, P.Geol., Vice President Exploration    Seabee, Madsen
     -------------------------------------------------------------------------
     >>

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 865,000 ounces of gold from its Seabee Mining Camp in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen Property in the prolific Red Lake gold camp of northwestern Ontario.
     A copy of Claude's third quarter 2009 interim financial statements and notes (unaudited) can be viewed at www.clauderesources.com. Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505; or Marc Lepage, Investor Relations, Phone: (306) 668-7501, Email:
ir(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:10e 06-NOV-09